Exhibit 99.1

BCE announces renewal of Normal Course Issuer Bid for Preferred Shares

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Concerning Forward-Looking Statements” later in this news release.

MONTRÉAL, November 7, 2024 – BCE Inc. (BCE) today announced that the Toronto Stock Exchange (the “TSX”) has accepted a notice filed by BCE of its intention to renew its normal course issuer bid (“NCIB”) to purchase up to 10% of the public float of each series of BCE’s outstanding First Preferred Shares that are listed on the TSX (the “Preferred Shares”). The period of the NCIB will extend from November 11, 2024 to November 10, 2025, or an earlier date should BCE complete its purchases under the NCIB. BCE will pay the prevailing market price at the time of acquisition for any Preferred Shares purchased plus brokerage fees payable by BCE (except with respect to purchases made under an issuer bid exemption order, which will be at a discount to the prevailing market price), and all Preferred Shares acquired by BCE under the NCIB will be cancelled.

The actual number of Preferred Shares repurchased under the NCIB and the timing of such repurchases will be at BCE’s discretion and shall be subject to the limitations set out in the TSX Company Manual.

The NCIB will be conducted through a combination of discretionary transactions and purchases under an automatic securities purchase plan through the facilities of the TSX as well as alternative trading systems in Canada, if eligible, or by such other means as may be permitted by securities regulatory authorities, including pre-arranged crosses, exempt offers, private agreements under an issuer bid exemption order issued by securities regulatory authorities and block purchases of Preferred Shares. Purchases made under an issuer bid exemption order will be at a discount to the prevailing market price.

Under the NCIB, BCE is authorized to repurchase shares of each respective series of the Preferred Shares as follows:

Series	Ticker	Issued and Outstanding Shares(1)	Public Float(1)	Average Daily Trading Volume(2)	Maximum Number of Shares Subject to Purchase
					Total(3)	Daily(4)

R	BCE.PR.R	7,620,200	7,620,200	4,265	762,020	1,066
S	BCE.PR.S	2,013,867	2,013,867	1,653	201,386	1,000
T	BCE.PR.T	5,193,033	5,193,033	3,461	519,303	1,000
Y	BCE.PR.Y	6,007,652	6,007,652	4,863	600,765	1,215
Z	BCE.PR.Z	2,665,831	2,665,831	1,733	266,583	1,000
AA	BCE.PR.A	11,202,331	11,202,331	8,483	1,120,233	2,120
AB	BCE.PR.B	6,432,139	6,432,139	7,945	643,213	1,986
AC	BCE.PR.C	6,330,674	6,330,674	3,531	633,067	1,000
AD	BCE.PR.D	11,880,838	11,880,838	12,036	1,188,083	3,009
AE	BCE.PR.E	5,863,513	5,863,513	7,429	586,351	1,857
AF	BCE.PR.F	9,005,387	9,005,387	7,298	900,538	1,824
AG	BCE.PR.G	8,413,630	8,413,630	5,780	841,363	1,445

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Series	Ticker	Issued and Outstanding Shares(1)	Public Float(1)	Average Daily Trading Volume(2)	Maximum Number of Shares Subject to Purchase
					Total(3)	Daily(4)

AH	BCE.PR.H	4,669,570	4,669,570	3,701	466,957	1,000
AI	BCE.PR.I	9,058,240	9,058,240	6,697	905,824	1,674
AJ	BCE.PR.J	3,895,960	3,895,960	2,962	389,596	1,000
AK	BCE.PR.K	21,545,712	21,545,712	17,801	2,154,571	4,450
AL	BCE.PR.L	1,730,888	1,730,888	883	173,088	1,000
AM	BCE.PR.M	9,986,278	9,986,278	8,948	998,627	2,237
AN	BCE.PR.N	1,011,822	1,011,822	835	101,182	1,000
AQ	BCE.PR.Q	8,121,514	8,121,514	4,918	812,151	1,229

(1)	As of October 31, 2024.
(2)	For the 6 months ended October 31, 2024.
(3)	Represents approximately 10% of the public float in respect of each series of Preferred Shares.
(4)

Represents the maximum number of shares of each series of Preferred Shares that may be purchased over the TSX (or alternative trading systems in Canada, if eligible) during the course of one trading day. This amount is equal to the greater of (i) 25% of the average daily trading volume on the TSX calculated in accordance with the rules of the TSX, and (ii) 1,000 shares. This limitation does not apply to purchases made pursuant to block purchase exemptions.

BCE is making this NCIB because it believes that, from time to time, the Preferred Shares may trade in price ranges that do not fully reflect their value. BCE believes that, in such circumstances, the repurchase of its Preferred Shares represents an appropriate use of its available funds.

As of October 31, 2024, under its current normal course issuer bid that commenced on November 9, 2023 and will expire on November 8, 2024, and for which the company received approval from the TSX, BCE purchased, through the facilities of the TSX and alternative eligible trading systems, Preferred Shares as follows:

Series	Ticker	Maximum Number of Shares Subject to Purchase	Number of Shares Purchased	Weighted Average Price Paid per Security

R	BCE.PR.R	789,480	271,700	$15.67
S	BCE.PR.S	206,496	50,500	$18.34
T	BCE.PR.T	535,483	153,800	$17.20
Y	BCE.PR.Y	666,705	558,700	$18.38
Z	BCE.PR.Z	278,569	119,867	$17.34
AA	BCE.PR.A	1,160,466	392,430	$16.80
AB	BCE.PR.B	705,563	587,200	$18.47
AC	BCE.PR.C	650,577	170,900	$17.39
AD	BCE.PR.D	1,267,112	738,788	$18.36
AE	BCE.PR.E	609,791	179,400	$18.41
AF	BCE.PR.F	914,538	89,200	$16.67
AG	BCE.PR.G	863,693	143,400	$15.25
AH	BCE.PR.H	487,837	164,300	$18.37
AI	BCE.PR.I	936,254	201,400	$16.15
AJ	BCE.PR.J	427,996	331,400	$18.26
AK	BCE.PR.K	2,245,531	890,200	$15.07
AL	BCE.PR.L	176,118	29,300	$16.68
AM	BCE.PR.M	1,025,397	263,500	$15.42

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Series	Ticker	Maximum Number of Shares Subject to Purchase	Number of Shares Purchased	Weighted Average Price Paid per Security

AN	BCE.PR.N	104,232	29,800	$17.09
AQ	BCE.PR.Q	841,041	233,500	$22.10

BCE will enter into an automatic securities purchase plan (“ASPP”) with a designated broker in relation to the NCIB on or about the commencement date of the NCIB. The ASPP will allow for the purchase of Preferred Shares, subject to certain trading parameters, at times when BCE ordinarily would not be active in the market due to applicable regulatory restrictions or self- imposed trading black-out periods. Outside of these periods, the Preferred Shares will be repurchased by BCE at its discretion under the NCIB.

About BCE

BCE is Canada’s largest communications company,5 providing advanced Bell broadband Internet, wireless, TV, media and business communications services. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. This includes the Bell Let’s Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.

5 Based on total revenue and total combined customer connections.

Media inquiries

Ellen Murphy

media@bell.ca

Investor inquiries

Richard Bengian

Richard.bengian@bell.ca

Caution Concerning Forward-Looking Statements

Certain statements made in this news release are forward-looking statements, including statements relating to potential future purchases by BCE of its Preferred Shares pursuant to the NCIB and ASPP. All such forward-looking statements are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations. These statements are not guarantees of future performance or events and we caution you against relying on any of these forward-looking statements. There can be no assurance that BCE will repurchase all or any of the numbers of Preferred Shares referred to in this news release under the NCIB. In particular, the purchase by BCE of its Preferred Shares pursuant to the NCIB will depend, among other, on the prevailing market price from time to time of the Preferred Shares. The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-

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looking statements contained in this news release, whether as a result of new information, future events or otherwise. Forward-looking statements are provided herein for the purpose of giving information about the potential future purchases of Preferred Shares by BCE pursuant to the NCIB and ASPP referred to above. Readers are cautioned that such information may not be appropriate for other purposes. For additional information on assumptions and risks underlying certain of our forward-looking statements made in this news release, please consult BCE’s 2023 Annual MD&A dated March 7, 2024, BCE’s 2024 First Quarter MD&A dated May 1, 2024, BCE’s 2024 Second Quarter MD&A dated July 31, 2024, BCE’s 2024 Third Quarter MD&A dated November 6, 2024 and BCE’s news release dated November 7, 2024 announcing its financial results for the third quarter of 2024, filed by BCE with the Canadian securities regulatory authorities (available at Sedarplus.com) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.

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